UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________

SDCL EDGE Acquisition Corporation

(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)
G79471101

(CUSIP Number)
November 2, 2021

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G79471101	SCHEDULE 13G/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Seaside Holdings (Nominee) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,000,000 (1)

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
2,000,000 (1)

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Aggregate amount beneficially owned by Seaside Holdings (Nominee) Limited (“Seaside”) consists of 2,000,000 Class A ordinary shares (the “Class A Shares”) of SDCL EDGE Acquisition Corporation (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on November 2, 2021 and excludes 503,125 Class B ordinary shares (the “Class B Shares”) of the Issuer, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238).

(2)
Percentage of class that may be deemed to be beneficially owned by Seaside is based on the quotient obtained by dividing (A) the aggregate number of shares beneficially owned by Seaside by (B) 19,995,246 Class A Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021.

CUSIP No. G79471101	SCHEDULE 13G/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Guy Hands

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,000,000 (1)

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
2,000,000 (1)

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Aggregate amount beneficially owned by Guy Hands (“GH”) consists of 2,000,000 Class A ordinary shares (the “Class A Shares”) of SDCL EDGE Acquisition Corporation (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on November 2, 2021 and excludes 503,125 Class B ordinary shares (the “Class B Shares”) of the Issuer, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238).

(2)
Percentage of class that may be deemed to be beneficially owned by GH is based on the quotient obtained by dividing (A) the aggregate number of shares beneficially owned by GH by (B) 19,995,246 Class A Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2021.

CUSIP No. G79471101	SCHEDULE 13G/A	Page 4 of 6
This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G originally filed on November 12, 2021 (the “Schedule 13G”) by the Reporting Persons (defined below) to remove from the number of shares beneficially owned by the Reporting Persons 503,125 Class B ordinary shares (the “Class B Shares”) of the Issuer, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238).
Item 1(a)	Name of Issuer:
SDCL EDGE Acquisition Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1120 Avenue of the Americas, 4th Floor, New York, NY 10036
Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Seaside Holdings (Nominee) Limited, a Guernsey limited company ( “Seaside”) and Guy Hands (“GH” and, collectively with Seaside, the “Reporting Persons”). Guy Hands is the sole shareholder of Seaside.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Persons is PO Box 82, Floor 2, Trafalgar Court, Les Banques, Guernsey, GY1 4LY.
Item 2(c).	Citizenship:
See responses to Item 4 on cover page.
Item 2(d).	Titles of Classes of Securities:
Class A ordinary shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number:
G79471101 (As of the date of this Schedule 13G, a CUSIP number for the Class A Shares is not available. The CUSIP number G79471119 is for the Company’s Units, as defined below.)
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
Not Applicable.
Item 4.	Ownership
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

Seaside acquired 2,000,000 units of the Issuer (“Units”) in the Issuer’s initial public offering, with each Unit consisting of one Class A Share and one-half of a warrant to purchase one Class A Share. By virtue of holding the Units, Seaside directly holds 2,000,000 Class A Shares. Mr. Hands is the sole shareholder and, as a result, has voting and investment control over the securities held by Seaside. By virtue of that relationship, Mr. Hands may be deemed a beneficial owner of the securities held by Seaside.

CUSIP No. G79471101	SCHEDULE 13G/A	Page 5 of 6
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G79471101	SCHEDULE 13G/A	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: 2/14/2022

Seaside Holdings (Nominee) Limited

	By:	/s/ Susan Norman
		Name:	Susan Norman
		Title:	Director

	By:	/s/ Guy Hands
		Name:	Guy Hands